UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM N-17F-2

            Certificate of Accounting of Securities and Similar
                       Investments in the Custody of
                      Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.  Investment Company Act File Number:  3605

    Date examination completed:  6/30/97

2.  State identification Number:

    AL_________ AK_________ AZ_________ AR_________ CA________
    CO_________ CT_________ DE_________ DC_________ FL________
    GA_________ HI_________ ID_________ IL_________ IN________
    IA_________ KS_________ KY_________ LA_________ ME________
    MD_________ MA_________ MI_________ MN_________ MS________
    MO_________ MT_________ NE_________ NV_________ NH________
    NJ_________ NM_________ NY_________ NC_________ ND________
    OH_________ OK_________ OR_________ PA_________ RI________
    SC_________ SD_________ TN_________ TX_________ UT________
    VT_________ VA_________ WA_________ WV_________ WI________
    WY_________ Puerto Rico____________

    Other (specify):

3. Exact name of investment company as specified in registration statement:

    The Benchmark Funds

4. Address of principal executive office (number, street, city, state, zip code):

    4900 Sears Tower, Chicago, Illinois 60606

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar invesetments.

Investment Company

1. All items must be completetd by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state lw, examine securities and similar investments in the custody of the investment company.

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Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rul3 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional offices for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.